UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On November 19, 2020, Medigus Ltd. (the “Company”) issued a correction to its original press release titled: “Medigus Signs MOU to Enter Electric Vehicles and Electric Charging Market”, which was issued by the Company on the date hereof. A copy of the corrected press release titled “CORRECTION - Medigus Signs MOU to Enter Electric Vehicles and Electric Charging Market” is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

The correction made was solely with respect to the description of the relationship with the special advisor, which reference was omitted, after the advisor notified the Company that he would not act as an advisor to the Company and asked that his name would be removed from the Company’s announcement.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “CORRECTION - Medigus Signs MOU to Enter Electric Vehicles and Electric Charging Market”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: November 19, 2020	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer